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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                   (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________

                          COMMISSION FILE NUMBER 1-8514

      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                            SMITH INTERNATIONAL, INC.
                             401(k) RETIREMENT PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                    411 NORTH SAM HOUSTON PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77060

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          INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

                                                                                          Page
                                                                                          ----
Report of Independent Registered Public Accounting Firm                                     3

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2004 and 2003                                                       4

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Year Ended December 31, 2004                                     5

   Notes to Financial Statements                                                            6

Supplemental Schedule:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2004                                                                     10

Exhibit:

   23.1 - Consent of Independent Registered Public Accounting Firm                         13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
the Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Administrative Committee. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 21, 2005

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 2004 AND 2003

                                                        2004           2003
                                                   -------------   -------------
ASSETS:
   Investments, at fair value                      $ 243,986,532   $ 252,215,205
                                                   -------------   -------------

   Receivables-
     Company contributions                             6,440,013       3,891,654
     Participant contributions                               924         447,948
                                                   -------------   -------------

                              Total receivables        6,440,937       4,339,602
                                                   -------------   -------------

   Total assets                                      250,427,469     256,554,807
                                                   -------------   -------------

LIABILITIES:
   Fees payable                                                -          11,990
                                                   -------------   -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $ 250,427,469   $ 256,542,817
                                                   =============   =============

   The accompanying notes are an integral part of these financial statements.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2003    $ 256,542,817
                                                               -------------

ADDITIONS:
   Income -
     Interest and dividend income                                  5,968,886
     Net appreciation in fair value of investments (Note 7)       25,638,480
                                                               -------------

                                        Net investment gain       31,607,366
                                                               -------------
   Contributions-
     Company, net of forfeitures                                  15,564,133
     Participant                                                  14,404,248
     Rollover                                                      1,331,547
                                                               -------------
                                        Total contributions       31,299,928
                                                               -------------

                                        Total additions           62,907,294
                                                               -------------

DEDUCTIONS:
   Transfers to other plans, net (Note 4)                         54,199,908
   Benefits paid to participants                                  14,621,314
   Administrative expenses                                           201,420
                                                               -------------

                                        Total deductions          69,022,642
                                                               -------------

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS            (6,115,348)
                                                               -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2004    $ 250,427,469
                                                               =============

    The accompanying notes are an integral part of this financial statement.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The following description of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") provides only general information about the Plan's provisions in effect for the plan year ended December 31, 2004. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan of Smith International, Inc. ("Smith" or the "Company"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of the employee's hire date or the date on which the employee attains the age of 18.

Administration and Trustee

The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of officers and employees of the Company. Vanguard Fiduciary Trust Company ("Vanguard Trust" or the "Trustee") is the trustee of all investments held by the Plan.

Contributions

The Plan allows participants to contribute a percentage of their compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the "Code"). The Company makes basic, retirement and, in certain cases, discretionary matching contributions to each participant's account under the Plan. Participants receive a basic match on contributions to the Plan of up to 1.5 percent of qualified compensation and a retirement contribution ranging from two percent to six percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by the Company on December 31.

Vesting

Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65, participants become fully vested in Company contributions and related earnings.

The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith and M-I SWACO ("M-I"), a majority-owned subsidiary of the Company, or Wilson International, Inc. ("Wilson"), a wholly-owned subsidiary of the Company.

In connection with the purchase of business operations, the Company may elect to amend the Plan to give past service credit to former employees of the acquired operations who become employees of the Company.

Investment Options

Participants have the option of investing their contributions and the Company's retirement, matching and discretionary contributions among one or all of the available investments, including the Company's common stock, 19 registered investment company funds and a common/collective trust offered by the Vanguard Group of Investment Companies. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including the Company's common stock, at any time, subject to certain limitations.

Administrative Expenses

The Plan is responsible for its administrative expenses. The Company may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.

Plan Termination

The Company intends for the Plan to be permanent; however, in the event of termination, partial termination or discontinuance of contributions under the Plan, the total balances of all participants shall become fully vested.

Loans

Participants may borrow from their accounts no more than once annually, subject to terms specified by the Plan document. The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended period.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by Plan management and limited to the participant's vested account balance.

In the event that a participant terminates employment with the Company, the participant's vested balances will be distributed at the participant's election or distributed if the account balance is less than $5,000. Any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 2004, forfeitures of $350,000 and $201,420 were used to reduce the Company's contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2004 and 2003, totaled $120,011 and $24,904, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been converted to an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the common/collective trust are stated at their net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.

Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for plan benefits includes realized, as well as unrealized, gains or losses on the sale of investments. The net change in realized gains and losses on sale are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Participant Account Valuation

The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant's account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant's account balance in each fund, after reducing the participant's account for distributions, if any.

Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for plan benefits and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.

3. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on January 16, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended for minor items since receiving the determination letter which, in the opinion of the Administrative Committee, would not impact the status of the Plan. Therefore, the Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

4. TRANSFERS TO OTHER PLANS

Through September 30, 2004, eligible employees of Wilson (the "Wilson employees") participated in the Plan. Effective October 1, 2004, Wilson established the Wilson 401(k) Retirement Plan (the "Wilson Plan") and subsequently transferred account balances associated with the Wilson employees totaling $53,919,453 from the Plan into the Wilson Plan. The accompanying Statement of Changes in Net Assets Available for Plan Benefits includes the impact of transactions related to Wilson employees during the nine-month period ended September 30, 2004. In addition, the accompanying Statement of Net Assets Available for Plan Benefits as of December 31, 2003 includes balances associated with the Wilson employees.

In conjunction with the direct transfer of certain employees between the Company and M-I during 2004, net assets of $280,455 were transferred out of the Plan.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investments in registered investment company funds, a common/collective trust and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. Historically, the investment mix has remained relatively consistent. The allocation of total Plan assets by investment type at December 31, is as follows:

                                           2004    2003
                                          -----   -----
Domestic Stock Funds                       38.7%   39.5%
Balanced Funds (Stocks and Bonds)          21.5    17.0
Money Market Fund                          15.5    21.1
Smith International, Inc. common stock     12.3    10.5
Participant loans and other                 4.6     4.8
Bond Funds                                  3.6     4.3
International Stock Funds                   3.3     2.8
Stable Value Fund                           0.5       -
                                          -----   -----
                                          100.0%  100.0%
                                          =====   =====

6. RELATED-PARTY TRANSACTIONS

The Plan invests in shares of common stock of the Company. As the Company is the Plan's administrator and sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment company funds and a common/collective trust fund managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

7. INVESTMENTS

Individual investments which exceed five percent of net assets available for Plan benefits as of December 31, are as follows:

                                              2004            2003
                                         -------------   -------------
Vanguard PRIMECAP Fund                   $  47,356,229   $  46,972,150
Vanguard Wellington Fund                    39,609,084      42,819,723
Vanguard Prime Money Market Fund            37,895,105      53,302,529
Smith International, Inc. common stock      29,995,432      26,421,713
Vanguard Windsor Fund                       22,958,986      22,489,554
Vanguard 500 Index Portfolio Fund           22,749,096      30,098,362

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                              2004
                                         -------------
Equity funds                             $  13,475,521
Smith International, Inc. common stock       9,250,573
Balanced funds                               2,912,386
                                         -------------
                                         $  25,638,480
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                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
                                 EIN: 95-3822631

                    FORM 5500, SCHEDULE H, PART IV, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2004

(a)           (b)                                     (c)                              (d)          (e)
                                        Description of Investment, Including
    Identity of Issue, Borrower,          Maturity Date, Rate of Interest,
      Lessor or Similar Party             Collateral, Par or Maturity Value            Cost    Current Value
      -----------------------             ---------------------------------            ----    -------------
 *   Vanguard Group                  Vanguard PRIMECAP Fund                             **     $   47,356,229

 *   Vanguard Group                  Vanguard Wellington Fund                           **         39,609,084

 *   Vanguard Group                  Vanguard Prime Money Market Fund                   **         37,895,105

 *   Smith International, Inc.       Smith International, Inc. common stock             **         29,995,432

 *   Vanguard Group                  Vanguard Windsor Fund                              **         22,958,986

 *   Vanguard Group                  Vanguard 500 Index Portfolio Fund                  **         22,749,096

 *   The Plan                        Participant loans (highest and lowest interest
                                        rates are 10.50% and 5.00%, respectively)       **         11,149,540

 *   Vanguard Group                  Vanguard Long-Term Investment Grade
                                        Fund                                            **          8,390,579

 *   Vanguard Group                  Vanguard International Growth Fund                 **          7,979,417

 *   Vanguard Group                  Vanguard Target Retirement 2015 Fund               **          4,348,901

 *   Vanguard Group                  Vanguard Target Retirement 2025 Fund               **          3,696,858

 *   Vanguard Group                  Vanguard Target Retirement 2035 Fund               **          2,027,115

 *   Vanguard Group                  Vanguard Target Retirement 2005 Fund               **          2,023,588

 *   Vanguard Group                  Vanguard Retirement Savings Trust                  **          1,103,722

 *   Vanguard Group                  Vanguard Explorer Fund                             **          1,005,113

 *   Vanguard Group                  Vanguard Target Retirement 2045 Fund               **            668,198

 *   Vanguard Group                  Vanguard Extended Market Index Fund                **            418,613

 *   Vanguard Group                  Vanguard Total Bond Market Index Fund              **            382,732

 *   Vanguard Group                  Vanguard Brokerage Option Fund                     **             86,258

 *   Vanguard Group                  Vanguard Target Retirement Income Fund             **             68,427

 *   Vanguard Group                  Vanguard Short-Term Treasury Fund                  **             48,699

 *   Vanguard Group                  Vanguard Intermediate-Term Treasury Fund           **             15,629

 *   Vanguard Group                  Vanguard Long-Term Treasury Fund                   **              9,211
                                                                                               --------------
                                            Total investments                                  $  243,986,532
                                                                                               ==============

*   Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2005                       SMITH INTERNATIONAL, INC.
                                          401(k) RETIREMENT PLAN

                                          By: Administrative Committee for
                                              the Smith International, Inc.
                                              401(k) Retirement Plan

                                          By: /s/ NEAL S. SUTTON
                                              ----------------------------------
                                              Neal S. Sutton, Member

                                          By: /s/ MALCOLM W. ANDERSON
                                              ----------------------------------
                                              Malcolm W. Anderson, Member

                                  EXHIBIT INDEX

EXHIBIT
NUMBER      DESCRIPTION
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 23.1       Consent of Independent Registered Public Accounting Firm